UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39805

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

BGM Group Ltd. Announces Share Consolidation

BGM GROUP LTD., a Cayman Islands company (the “Company”), announced that it will effect a share consolidation of all of its issued and unissued Class A ordinary shares, Class B ordinary shares and preferred shares, of US$0.0001 par value each, at a ratio of thirty (30)-for-one (1) whereby every thirty (30) Class A ordinary shares of par value of US$0.0001 each be consolidated into one (1) Class A ordinary share of par value of US$0.003, every thirty (30) Class B ordinary shares of par value of US$0.0001 each be consolidated into one (1) class B ordinary share of par value of US$0.003 and every thirty (30) preferred shares of par value of US$0.0001 each be consolidated into one (1) preferred share of par value of US$0.003 (the “Share Consolidation”). No fractional shares shall be issued to any shareholders in connection with the Share Consolidation, and that each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation.

The Company’s Class A ordinary shares are expected to begin trading on a post-consolidation basis at the market open on October 1, 2026. Upon the market opening on October 1, 2026, the Company’s Class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “BGM” with the new CUSIP number G7307E131.

The Share Consolidation was approved by the Company’s shareholders at the extraordinary general meeting held on September 5, 2026 and the board of directors of the Company on August 11, 2026.

As of September 21, 2026, there were 380,623,358 of the Company’s Class A ordinary shares outstanding. Effecting the thirty (30)-for-one (1) Share Consolidation will reduce the outstanding Class A ordinary shares to 12,687,445, subject to adjustment resulting from the treatment of fractional shares.

Immediately following the Share Consolidation, the authorised share capital of the Company will be increased to US$15,090,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.003 each, 20,000,000 class B ordinary shares of par value of US$0.003 each, and 10,000,000 preferred shares of par value of US$0.003 each.

The Company’s transfer agent, Transhare Corporation, which is also acting as the exchange agent for the Share Consolidation, will send instructions to shareholders of record who hold stock certificates regarding the exchange of their old certificates for new certificates, should they wish to do so. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take action to implement the exchange of their shares.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2026	BGM GROUP LTD.

	By:	/s/ Huandi Zhao
Huandi Zhao
Co-Chief Executive Officer and Director (Principal Executive Officer)